SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 2, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 2, 2012, entitled “Syneron Closes Acquisition of Ultrashape Ltd..”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 2, 2012

Syneron Closes Acquisition of Ultrashape Ltd.

YOKNEAM, ISRAEL--(Marketwire - March 2, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that is has closed its previously announced acquisition of Ultrashape Ltd. ("Ultrashape"), a leading developer, manufacturer and marketer of innovative non-invasive technologies for fat cell destruction and body sculpting.

The integration of the Ultrashape business will begin immediately and its products, which are approved and commercially available in Europe, Canada, Latin America and Asia, will now be available through Syneron's worldwide network of direct and distributor sales channels.

Louis P. Scafuri, Chief Executive Officer of Syneron Medical, said, "The addition of Ultrashape's unique focused ultrasound technology will provide Syneron immediate entry into the large and attractive global market for fat cell destruction and body sculpting. Ultrashape's technology provides a differentiated, physician and patient friendly, non-invasive treatment for de-bulking and body sculpting of normal to overweight patients. We see tremendous opportunity to leverage our global channel to market capabilities to drive adoption of the Ultrashape system and, combined with our pipeline of new body contouring products, become the market leader in the category. We are very excited to welcome the Ultrashape team to Syneron and look forward to working with them to begin our U.S. clinical trial and continue broadening global exposure for this important technology."

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Investor Contacts:
Asaf Alperovitz
Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow
The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com